UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 14D-9


                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934



                      FAMILY STEAK HOUSES OF FLORIDA, INC.
                            (Name of Subject Company)


                      FAMILY STEAK HOUSES OF FLORIDA, INC.
                      (Name of Person(s) Filing Statement)


                         COMMON STOCK OF $.01 PAR VALUE
                         (Title of Class of Securities)


                                   307059-1-05
                      (CUSIP Number of Class of Securities)



                             Lewis E. Christman, Jr.
                      President and Chief Executive Officer
                      Family Steak Houses of Florida, Inc.
                             2113 Florida Boulevard
                          Neptune Beach, Florida 32266
                                 (904) 249-4197
                       (Name, Address and Telephone Number
                     of Person Authorized to Receive Notice
                       and Communications on Behalf of the
                           Person(s) Filing Statement)




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ITEM 1. SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Family Steak Houses of Florida, Inc., a Florida corporation (the "Company"). The address of the principal executive office of the Company is 2113 Florida Boulevard, Neptune Beach, Florida 32266. The title of the class of equity security to which this statement relates is common stock, $.01 par value (the "Shares"), of the Company.

ITEM 2. TENDER OFFER OF THE BIDDER.

     This statement relates to the tender offer disclosed in the Schedule 14D-1, dated March 6, 1997 (the "Schedule 14D-1"), of Bisco Industries, Inc., an Illinois corporation (the "Bidder"), to purchase for cash up to 2,600,000 of the Shares at $.90 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 6, 1997, and in the related Letter of Transmittal (collectively, the "Offer"). The Offer is conditioned upon, among other things, the Bidder being satisfied, in its sole discretion, that Section 607.0902 of the Florida Business Corporation Act (the "Control Share Act") shall be inapplicable to the Offer, or the Bidder otherwise being satisfied that the Control Share Act will not deny voting rights to the Shares acquired by the Bidder pursuant to the Offer. The Schedule 14D-1 states that the principal executive offices of the Bidder are located at 704 W. Southern Avenue, Orange, California 92665.

ITEM 3. IDENTITY AND BACKGROUND.

     (a) The name and business address of the Company, which is the person filing this statement, are set forth in Item 1 above.

     (b) Information relating to certain contracts, agreements, arrangements, understandings and relationships between the Company and its executive officers, directors or affiliates is set forth in the sections entitled "Security
Ownership of Certain Beneficial Owners and of Management", "Director Compensation", "Election of Directors", and "Employment Agreements" of the Company's Proxy Statement dated May 1, 1996, for its Annual Meeting of Shareholders held on June 18, 1996. A copy of such Proxy Statement is filed as
Exhibit 1 hereto, and the portions of such Proxy Statement referred to above are incorporated herein by reference.

     On December 30, 1996, the Company executed an employment agreement with Lewis E. Christman, Jr., for a term ending on June 19, 1998 pursuant to which Mr. Christman agreed to serve as Chief Executive Officer of the Company for an annual salary of $130,000 in addition to medical, disability and other benefits in accordance with Company policy, such stock options as may be granted by the Board of Directors from time to time and a bi-annual automobile allowance. A copy of such employment agreement is included as Exhibit 2 and is hereby incorporated by reference.

     On October 1, 1996, the Company entered into a two year employment agreement with Edward B. Alexander pursuant to which he agreed to serve as the Company's Chief Financial Officer and Treasurer for an annual salary of $90,000 plus benefits in accordance with Company


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policy and such stock  options as may be granted by the Board of Directors  from time to time. A copy of such employment agreement is included as Exhibit 3 and hereby is incorporated by reference.

     On January 8, 1997, the Company entered into a consulting agreement with Robert J. Martin, a director of the Company, in connection with his retirement as an officer of the Company. Under the consulting agreement, the Company has retained Mr. Martin to provide advice and assistance with the Company's business for one year for a retainer of $13,500 and continued medical and other insurance benefits. Also under this agreement, Mr. Martin agreed to refrain from being engaged or taking part in or rendering services or advice to, directly or indirectly, any entity in the family steakhouse or family cafeteria style restaurant until January 7, 2000. Mr. Martin further agreed not to interfere with, or take certain other actions with respect to, the Company's business relationships with its franchisor, lenders, customers, employees, consultants or advisors until after January 7, 2000. A copy of such consulting agreements is included as Exhibit 3 and hereby is incorporated by reference.

     Under the Company's Amended Employee Stock Option Plan and option agreements executed thereunder, certain executive officers have been granted options that become immediately exercisable if a person or persons acting together for the purpose of acquiring Shares acquire beneficial ownership (as defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended) of 33% or more of the outstanding Shares. Similarly, the Company's Long Term Incentive Plan and Option Agreements executed thereunder provide that options granted thereunder will become immediately exercisable upon the earliest of the following events: (i) the Company acquires actual knowledge that any person has become the beneficial owner directly or indirectly of 25% or more of the combined voting power of the shares, (ii) the first purchase of Shares pursuant to a tender or exchange offer (other than a tender or exchange offer made by the Company); (iii) shareholder approval of a merger or consolidation of the Company (other than a merger or consolidation in which the company is the surviving corporation and which does not result in any change in the Shares), the sale or disposition of all or substantially the Company's assets or a plan of liquidation or dissolution of the Company; or (iv) the Board or a designated committee in its sole discretion determines that a person (other than a person who exercised a controlling influence as of the Long Term Incentive Plan's effective date) directly or indirectly exercises a controlling influence over the management or policies of the Company. The executive officers holding affected options, the number of affected shares and the exercise price thereof are as follows:

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                                                               Number of Shares
                                                               That Would Become
                                                               Exercisable under
Name                                    Exercise Price         These Provisions
----                                    --------------         ----------------

Lewis E. Christman, Jr.                     $.40 2                      100,000
Edward B. Alexander                         $.25 1                        5,000
                                            $.40 2                       25,000
                                            $.75 1                       12,000
                                            $.5625 2                     10,000
Michael J. Walters                          $.25 1                        4,500
                                            $.75 1                        8,250
                                            $.5625 2                     10,000
Robert J. Martin                            $.25 1                        5,000
                                            $.40 2                       25,000
                                            $.75 1                       12,000
                                            $.5625 2                     10,000

1    Options granted under the Amended Employee Stock Option Plan.

2    Options granted under the Long Term Incentive Plan.

     In addition to the foregoing options, the executive officers of the Company have other option grants at varying exercise prices that are currently vested and exercisable at this time.

     As described in its press release dated December 19, 1996, the Company closed on a $15,360,000 long-term refinancing of its senior debt provided by Franchise Finance Corporation of America ("FFCA"). The forms of Mortgage, Assignment of Rents and Leases, Security Agreement and Fixture Filing between the Company and FFCA Mortgage Corporation (the "Mortgagee") entered into in connection with this refinancing include a provision under which the Mortgagee may declare the obligations under such agreements immediately due and payable upon certain transfers of the mortgaged property by the Company without the Mortgagee's consent. Prohibited transfers include if the Company is party to a merger or a voluntary or involuntary sale, conveyance, transfer or pledge of the Company's stock pursuant to which an aggregate of more than 25% of its stock is vested in a party or parties who were not shareholders as of the date of such agreement, December 18, 1996. There can be no assurance that the Mortgagee will not deem consummation of the Offer as triggering its ability to declare the Company's obligations immediately due and payable under this provision or whether the Mortgagee will grant its consent to the Offer. This summary is qualified in its entirety by reference to the form of Mortgage, Assignment of Rents and Leases, Security Agreement and Fixture Filing attached hereto as
Exhibit 4 and incorporated herein by reference.

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     The Company leases a restaurant in Spring Hill,  Hernando County,  Florida, one of its top restaurants in terms of net sales revenues, under a lease agreement dated September 18, 1996 between the Company and CNL American Properties Fund (the "Landlord"). This lease agreement provides that a change in the ownership of the controlling interest of the Company constitutes an assignment of the lease for which the Company must obtain the Landlord's prior written consent, which the Landlord may not unreasonably withhold. The lease agreement provides that the Landlord may withhold consent, without being deemed unreasonable, to any proposed assignment where (i) the financial capacity of the assignee or subtenant is materially less than that of the Company, (ii) the assignee or subtenant does not intend to operate a nationally or regionally recognized restaurant on the premises or (iii) the type of restaurant or the operating history of the assignee or subtenant or of the type of restaurant proposed reflects an inability to generate gross sales or potential sales growth equal to that of the Company. There can be no assurance that the Offer will not trigger this provision or that the Landlord will provide its prior written consent. This summary is qualified in its entirety by reference to this lease agreement which was filed as Exhibit 10.02 to the Company's Form 10-Q for the fiscal quarter ended October 2, 1996 and incorporated herein by reference.

     Except as set forth above in this Item 3, to the knowledge of the Company, there are no other material contracts, agreements, arrangements or undertakings and no actual or potential conflicts of interest, between the Company and (i) its executive officers, directors or affiliates, or (ii) the Bidder, its executive officers, directors or affiliates.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     (a)-(b) Background. On December 26, 1996, the Bidder, the Bisco Industries, Inc. Profit Sharing and Savings Plan and Glen F. Ceiley, President and a director of the Bidder, filed a Schedule 13D with the Securities and Exchange Commission (the "Commission") to report ownership of more than five percent (5%) of the Shares. On December 30, 1996, Mr. Ceiley sent the Company a shareholder proposal for inclusion in the Company's proxy statement for the 1997 Annual Meeting of Shareholders, proposing that the Company's shareholders adopt an amendment to the Company's Articles of Incorporation to provide that the Control Share Act would not apply to control share acquisitions of the Shares (the "Proposal"). On January 16, 1997, the Schedule 13D was amended to reflect that the Bidder and affiliates owned 6.1% of the Shares.

     In late January 1997, Lewis E. Christman, Jr., the Company's President and Chief Executive Officer, telephoned Mr. Ceiley and invited him to attend the next meeting of the Board. On February 11, 1997, Mr. Ceiley attended a Board meeting, during which he discussed his intentions in acquiring Shares and attended a presentation on the Company's operational results for the fourth quarter. Mr. Ceiley also indicated to the Board that he was considering possible business combinations but had no definitive plans at that time. Mr. Ceiley stated that he believed the management of the Company was doing many things right and that he had become interested in the Company because he was seeking a small cap investment that would offer a good growth

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return. Mr. Ceiley told the Board that he was interested in acquiring additional
Shares but would not seek a more active role in the management of the Company. In the Offer, the Bidder states that its strategies for the Company could include, among other things, the disposition by the Company of its restaurant operations or other changes in the Company's business, corporate structure, capitalization, operation or management.

     After Mr. Ceiley left this February meeting, the Board of Directors, among other things, considered and approved the adoption of a shareholder rights plan, subject to the review and execution of such plan by the rights agent, with a record date of May 1, 1997, for determining shareholders entitled to receive rights under such shareholder rights plan. Such a plan is designed to deter coercive and unfair takeover tactics and is not intended to prevent an acquisition of the Company on terms that represent fair value to all shareholders.

     On March 6, 1997, the Bidder commenced the Offer. On March 11, 1997, the Board of Directors held a meeting to review the terms and conditions of the Offer, discuss its plan of action with respect to evaluating the Offer, and receive preliminary advice from the Company's legal advisors. At this meeting, the Board of Directors authorized the Company's management to retain a financial advisor to prepare a valuation of the Company and to engage a proxy solicitor to assist in responding to the Offer and any proxy contest or consent solicitation that might arise.

     At a special meeting of the Company's Board of Directors held on March 18, 1997, the Board of Directors of the Company reviewed the valuation study prepared for the Board by J.C. Bradford & Co., LLC ("J.C. Bradford"), financial advisors to the Company, considered such other factors as it deemed relevant, and considered the advice of the Company's legal counsel regarding its fiduciary duties. After extensive discussion and due consideration of relevant factors, including those discussed below, the Company's Board of Directors unanimously determined to reject the Offer, based upon the Board's determination that the $.90 per Share amount of the Offer is inadequate and the Offer is not in the best interests of the Company and its shareholders.

Recommendation of the Board of Directors

     Accordingly, the Board of Directors unanimously recommends that the Company's shareholders reject the Offer and not tender their Shares pursuant to the Offer. A letter to shareholders communicating the Board's determination and recommendation and a press release relating thereto are filed as Exhibits 6 and 7 hereto and are incorporated herein by reference.

     In reaching its determination and recommendation described above, the Board of Directors considered a number of factors, including, without limitation, the following:

     (a)  The  Board  considered  the  Company's  business,   assets,  financial
          condition  and  future  prospects,  the  strategic  direction  of  the
          Company's business, current conditions in its segment of the restaurant industry and the historical and current market prices for the Shares. The Board also considered that the Company recently refinanced its long-term debt on favorable terms, opened a new restaurant in January 1997 and is positioned to renew its commitment to growth by the addition of new Ryan's Family Steak House Restaurants.

          The Board also considered that the Company's management team is highly regarded by the Company's franchisor, Ryan's Family Steak Houses, Inc., and lender, FFCA Mortgage Corporation. Both the franchisor and the lender have advised the Company that they support the Company's current management and strategic focus and that they would not recommend that the Company's shareholders tender their Shares in response to the Offer. The Board observed that pursuant to the terms of its Franchise Agreement the exclusivity of its franchise rights in North and Central Florida would be terminated upon the closing and disposition of two or more restaurants by the Bidder. The Board believes that the introduction of new management or additional influences on management is not advisable at this time and could be disruptive to the Company's relationship with its franchisor.

          The Board also believes that, while its lender, FFCA Mortgage Corporation, is comfortable with the Company's current management team and business operations after conducting extensive due diligence investigations in connection with its recent $15 million refinancing of the Company, FFCA Mortgage Corporation is not familiar with Mr. Ceiley or the Bidder. The Board believes that FFCA Mortgage Corporation is concerned by the Bidder's lack of experience in the restaurant industry. Accordingly, the Board is of the opinion that the Bidder's plans for the Company could interfere with the Company's beneficial relationship with its primary lender.

          The Board noted that the Company's book value is $1.03 per Share and that for the 30-day period ended March 13, 1997 the average daily closing price for the Shares was $.88 per share. Management also reported to the Board that a number of shareholders had contacted the Company, expressed their support of the Company's current management, stated that the offer was too low and indicated that they would not tender their shares in response to the Offer.

          The Board also considered the fact that the Offer is for only 2,600,000 shares and that the shareholders who would remain if the Bidder is successful in his Offer would be left with a Company possibly controlled by a person with no expertise in the restaurant industry, little financial resources and no experience managing a publicly-traded company. The Board expressed concern for the fact that so little is known about the Bidder and its plans for the Company if the Offer is successful.

          The Board further determined that any change in management, the disposition of restaurants or other significant operational change contemplated by the Bidder

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          would  have  a   significantly   adverse   effect  on  the   Company's
          relationships with its employees, customers, suppliers and other constituencies, including the communities that the Company serves and in which its facilities are located.

     (b) The Board discussed the lack of information on the Bidder's plans for the Company and the Bidder's lack of experience or expertise in the restaurant industry and franchised businesses and in managing publicly-traded corporations. The Board noted that the Offer and the Board's meeting with Mr. Ceiley provided little indication of the Bidder's strategies for the Company. The Board observed that the
          Bidder's financial data as set forth in the Offer indicated working capital of only $3.189 million, indicating that it would not be in a position to provide substantial financial resources to the Company or to purchase substantially more Shares upon completion of the Offer. The financial data in the Offer also indicated that in 1996 the Bidder had net sales of only $30.4 million, net income of only $1.68 million, up from $595,000 two years earlier, and relatively low margins. The Board also had concerns about the depth of the Bidder's management team which consists of only three people according to its Offer. The Board further noted that proper management of the Company requires expertise in restaurant site selection, managing a substantial number of employees, oversight of extremely high cost and highly perishable food inventories, anti-fraud and theft cash control systems, maintenance of uniform quality standards across retail outlets and varying shifts of operation, and supervision of customer service, cleanliness and other issues arising in the food service business. Based on the Offer, which stated that the Bidder's principal executive offices are in California and its principal business is the distribution of fasteners and electronic components, the Board concluded that the Bidder does not appear to have the business expertise necessary to add value to the Company's full-service restaurant operations in Florida.

     (c) Management also advised the Board that they believe the Company is stronger now than at any time in the last five years. The Company recently closed on long-term financing that significantly lowered its debt service, eliminated restrictive covenants and should permit it to engage in the construction of new restaurants. Management reported that the Company has made a firm offer to acquire a new restaurant site and that it plans to open its second new restaurant this year in the summer of 1997. Management reported that it believes the Offer is inadequate and does not accurately reflect the value of the Company. Management noted that ownership of approximately 30% of the outstanding Shares would give the Bidder de facto control over the Company and expressed concern that the Offer did not include a "control premium." Management also expressed concern regarding the Bidder's lack of experience in the restaurant industry, lack of experience managing a publicly-traded company, lack of financial resources and failure to disclose its plans regarding the Company. Management also noted that the Company has

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          approximately  1400  employees in 26 separate  locations and that they would apparently lose their jobs if the Bidder proceeded with plans to dispose of restaurant operations as alluded to in the Offer.

     (d) The Board also considered the valuation study prepared by J.C. Bradford, the Company's financial advisor, which showed that the $.90 per Share value of the Company represented by the Offer is within the range of value of the Company. In determining its valuation range for the Company, J.C. Bradford employed five (5) different valuation methodologies, including review of comparable public company multiples, review of comparable mergers and acquisitions, preparation of a discounted cash flow analysis, estimation of break-up value and calculation of book value.

          In reviewing comparable public company multiples, J.C. Bradford reviewed the multiples of public companies with substantial operations in the Southeastern United States and customer profiles similar to those of the Company. These included: Bob Evans Farms; IHOP Corp.; Shoneys, Inc.; Ryan's Family Steak Houses, Inc.; Piccadilly Cafeterias, Inc.; Morrison Fresh Cooking, Inc.; Perkins Family Restaurants; Vicorp Restaurants, Inc.; and Lubys Cafeterias, Inc.

          In reviewing comparable mergers and acquisitions, J.C.Bradford reviewed the consideration paid in the acquisition of similarly sized restaurant companies in the Southeastern United States. These included: Wendy's International, Inc. acquisition of Volunteer Capital-Wendy's; Burger King Corp. acquisition of Davgar Restaurants-Burger King; Apple South acquisition of Marcus Corp-Applebees; American Family Restaurants acquisition of Denwest Restaurant Corp.; Applebee's International, Inc. acquisition of Pub Venture of New England, Inc.; DavCo Restaurants, Inc. acquisition of Southern Hospitality Corp.; Outback Steakhouse, Inc. acquisition of Connerty and Associates; AppleSouth acquisition of Apple Tenn-Flo, L.P.; and Outback Steakhouse, Inc. acquisition of an undisclosed Louisiana Outback.

          In preparing its discounted cash flow analysis, J.C. Bradford used the operating Cash Flow EBITDA Exit Multiple method and the Free Cash Flow Net Income Exit Multiple method.

          In estimating break-up value, J.C. Bradford relied on 1994 appraisals of the Company's real estate properties, conducted by an independent appraiser, and on the Company's preliminary financial statements for the fiscal year ended January 1, 1997.

          In calculating book value, J.C. Bradford relied on the Company's preliminary financial statements for the fiscal year ended January 1, 1997.

     (e) The Board considered the opinion of the Company's management that the terms of the Offer are inadequate. Management's opinion was based on its knowledge of the Company's business, its view as to the long-term financial plan and future prospects of the Company, its judgment as to the value of the Company's assets, its opinion concerning the Company's financial condition, and current conditions in the family steak house restaurant industry.

     (f) The Board of Directors also discussed the likelihood that the Company could consider and consummate transactions with other parties on more advantageous terms to the Company and its shareholders and its determination to explore a variety of other alternatives to the Offer. The Board observed that, given additional time, it could consider and negotiate another transaction with a different party that might be willing to pay a higher price per Share, to provide management expertise in the family restaurant industry, and to contribute greater financial resources than the Bidder.

     (g) The Board noted the Bidder's willingness to prepare the Offer, expend funds to retain legal counsel and other advisors to effectuate the Offer and take other actions and determined that it should explore further negotiations with the Bidder to better determine the Bidder's plans for the Company and to attempt to increase the price per Share in the Offer.

     The foregoing discussion of the information and factors considered by the Company's Board of Directors is not intended to be exhaustive. In view of the wide variety of factors considered, both positive and negative, the Company's Board of Directors did not assign relative weights to the above factors or determine that any factor was of particular importance. Rather, the Company's Board of Directors viewed its position and recommendation as being based on the totality of the information presented to, and considered by, it.

No Action with Respect to the Control Shares Act

     The Offer is conditioned upon, among other things, the inapplicability of the Florida Control Share Act to the Shares acquired by the Bidder. At its March 18, 1997 meeting, the Board determined to take no action which would render the Control Shares Act inapplicable to the Shares.

Adoption of a Shareholder Rights Plan

     At the March 18, 1997, meeting, the Board of Directors also decided to accelerate the record date to March 19, 1997 for determining shareholders entitled to a dividend distribution of rights under the previously adopted shareholder rights plan. The Board believes that the shareholder rights plan will provide the Company with additional time to negotiate an increase in the Offer, to consider alternatives to the Offer, and to insure that any acquisition of the Company occurs on terms that provide fair value to the shareholders. The following summary of terms and conditions of the shareholder rights plan is qualified in its entirety by reference to the Rights Agreement between the Company and ChaseMellon Shareholder Services, Inc. which is attached as Exhibit 1 to the Company's Registration Statement on Form 8-A dated March 19, 1997 and is hereby incorporated by reference.

     Under the shareholder rights plan, the Company will issue one right for each Share currently outstanding or newly issued prior to a Distribution Date (as defined below). However, shareholders will not receive separate certificates for the rights until the Distribution Date. Upon the occurrence of the events enumerated below, each right will entitle the holder to purchase one-hundredth of one share of Junior Participating Preferred Stock of the Company at a price of $5.00 per one-hundredth of a share, subject to adjustment. The rights will be exercisable and will trade separately from the Company's common stock upon the earlier to occur of the following (a "Distribution Date"):

     (a) the tenth business day after the date of public announcement that a person or group of affiliated or associated persons have become the beneficial owners of 15% or more of the outstanding Shares or voting securities representing 15% or more of the total voting power (such a person is defined as an "Acquiring Person"), or

     (b) the tenth business day or such later date determined by the Board of Directors after the first public announcement of a tender or exchange offer, which, upon consummation, would result in a person or a group being the beneficial owner of 15% or more of the outstanding Shares (or 15% or more of the total voting power), or

     (c) the tenth business day after a majority of the Board who are not officers of the Company have determined that a person is an Adverse Person.

     In light of the tender offer filed by Bisco on March 6, 1997, the Board elected to postpone the Distribution Date which would have otherwise been triggered under paragraph (b) above until April 15, 1997.

     The plan defines an "Adverse Person" as a person who alone or together with its associates and affiliates has become the beneficial owner of 10% of the outstanding Shares or voting securities representing 10% of the total voting power and the Board has determined, after reasonable inquiry and investigation, that (i) such beneficial ownership is intended to cause the Company to repurchase the common stock or voting securities beneficially owned by such person or to cause pressure on the Company to take action or enter into a transaction or series of transactions intended to provide the person with short-term financial gain not serving the interests of the shareholders, or (ii) the beneficial ownership is causing or reasonably likely to cause a material adverse impact on the business or prospects of the Company to the detriment of the Company's shareholders.

     Until the Distribution Date, the rights will be transferred with and only with the Shares. Separate certificates for the rights will be issued as soon as practicable following the Distribution Date to holders of record of Shares as of the Distribution Date. The rights will then begin trading separately from the Shares.

     Under the plan, if (i) a person becomes the beneficial owner of 15% or more of the then outstanding Shares or voting power (except pursuant to certain business combinations discussed below or an offer for all outstanding Shares and all other voting securities which the independent and disinterested directors of the Company determine to be fair to and otherwise in the best interests of the Company and its shareholders) or (ii) any person is determined to be an Adverse Person (either (i) or (ii) being a "Flip-in Event"), each holder of a right (with the exception of an Adverse or Acquiring Person) will thereafter have the right to receive, upon exercise, Shares having a value equal to no less than two times the exercise price of the right. However, rights are not exercisable following the occurrence of a Flip-in Event until such time as the rights are no longer redeemable by the Company.

     In the event of certain business combinations involving the Company, each holder of a right may receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the right.

     The Company may redeem each right for $0.001 at any time before the earliest of (i) the tenth day after a person or group becomes an Acquiring Person, (ii) the tenth day following the Board's determination that a person is an Adverse Person, or (iii) March 20, 2007.

Revisions to the Company's Bylaws.

     The Board of Directors also adopted Amended and Restated Bylaws of the Company (the "Bylaws") in response to the Offer. The following summary of the revisions to the Bylaws is qualified in its entirety by reference to the Amended and Restated Bylaws which are attached as Exhibit 4 to the Company's Registration Statement on Form 8-A dated March 19, 1997 and hereby incorporated by reference.

     Among the revisions to the Bylaws, the Board adopted a provision to the Bylaws to provide that no business may be brought before an annual meeting of shareholders by a shareholder unless, among other conditions, such shareholder provides timely notice to the Company. To be timely, a shareholder's notice to the Company must be delivered to or mailed and received at the principal executive offices of the Company not less than sixty (60) days nor more than ninety (90) days prior to the anniversary date of the immediately preceding annual meeting of shareholders.

     Likewise, in order for a shareholder of the Company to nominate persons for election to the Board of Directors, in addition to other applicable requirements, such shareholder must give timely notice thereof to the Company. To be timely, a shareholder's notice to the Company must be delivered to or mailed and received at the principal executive offices of the Company (a) in the case of an annual meeting of shareholders, not less than sixty (60) days nor more than ninety (90) days prior to the anniversary date of the immediately preceding annual meeting of shareholders and (b) in the case of a special meeting of shareholders called for the purpose of electing directors, not later than the close of business on the tenth (10th) day following the day on which notice of the date of the special meeting of shareholders was mailed or public disclosure of the date of the special meeting of shareholders was made, whichever first occurs.

     The provisions described above prescribing the timing and manner for shareholder proposals and nominations for the election of directors are intended to give the Company greater advance notice of such proposals and nominations and a better opportunity to assess the validity and adequacy of such proposals or nominations.

     The revisions to the Bylaws adopted by the Board of Directors at the March 18, 1997 meeting also include provisions to establish a classified board of directors. The classified structure of the Board of Directors is designed to promote stability in management, since it limits the ability to effect a rapid change of the persons who make up the Board of Directors. Under the revised Bylaws, the Company's Board of Directors is divided into three classes: Class I, Class II, and Class
III. At the 1997 annual meeting of shareholders of the Company, Class I directors shall be initially elected for a three-year term, Class II directors for a two-year term and Class III directors for a one-year term. At each succeeding annual meeting of the shareholders of the Company, commencing in 1998, the directors elected to succeed those directors whose terms then expire shall belong to the same class as the directors they succeed and shall hold office until the third succeeding annual meeting of shareholders or until their earlier death, resignation or removal from office.

     Another revision to the Bylaws provides for a supermajority (80%) vote of directors to fill any vacancy on the Board of Directors. The requirement that vacancies can only be filled by 80% of directors is intended to secure and maintain the benefits of the classified board of directors. Accordingly, because of this "supermajority" vote requirement, a shareholder that has acquired enough shares to control the election process cannot circumvent the classified board provision and stack the board with its designees. The revised Bylaw states that any vacancy occurring on the Board of Directors, including any vacancy created by reason of an increase in the number of directors, may be filled only by the affirmative vote of 80% of the directors then in office. A director elected to fill a vacancy shall hold office until the next shareholders' meeting at which directors are elected.

     The revisions to the Bylaws also authorize the Company to appoint an inspector of elections and an inspector of written consents, for the purpose of determining the validity and effect of proxies, consents and revocations and counting and tabulating all votes, consents, waivers and releases, among other functions. An inspector of elections or of written shareholder consents provides an independent ministerial review of the validity and tabulation of such shareholder votes, consents and revocations to determine when the minimum number of votes that would be necessary to take the applicable corporate action have been submitted.

     The Board of Directors believes that these Bylaw revisions may help protect the Company and its shareholders from coercive tactics proposed by the Bidder or other persons seeking to exert control over the Company.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     By Letter Agreement dated March 13, 1997, the Board and J.C. Bradford performed a valuation study of The Company and render its good faith estimate of the fair value of the Shares. In connection therewith, the Company has agreed to pay J.C. Bradford a fee of $25,000 payable upon the rendering of the valuation. In addition, the Company has agreed to pay all reasonable fees and disbursements of J.C. Bradford's counsel and all of J.C. Bradford's reasonable travel and out-of-pocket expenses arising out of the Company's engagement, provided that such expenses will not exceed $1,000 without the Company's prior written consent. The Company has also agreed to indemnify J.C. Bradford against certain expenses and liabilities in connection with its engagement.

     The Board has engaged Corporate Investor Communications, Inc. ("CIC") to provide certain services in connection with the Offer and any proxy or consent solicitation and has agreed to pay CIC a fee of $25,000 plus reasonable disbursements which may include telephone charges, printing, postage, filing reports, courier charges, data transmissions, and other expenses approved by the Company.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) To the Company's knowledge, the only transactions in the Shares effected during the past sixty (60) days by the Company or its executive officers, directors, affiliates or subsidiaries were the exercise of options to purchase 17,130 Shares each at an exercise price of $.01 per Share by each of directors Richard M. Gray and Joseph M. Glickstein on February 12, 1997.

     (b) To the Company's knowledge, none of the Company's directors, executive officers, affiliates and subsidiaries intend to tender their Shares to the Bidder pursuant to the Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) The Company has undertaken negotiations in response to the Offer that are in the preliminary stages which relate to or would result in:

          (1) any extraordinary transaction such as a merger or reorganization involving the Company or any subsidiary of the Company;

          (2) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company;

          (3) a tender offer for or other acquisition of Shares by or of the Company; or

          (4) a material change in the present capitalization or dividend policy of the Company.

     (b) There are no transactions, board resolutions, agreements in principle, or a signed contract in response to the Offer which relates to or would result in one of the matters referred to in item 7(a)(1), (2), (3) or (4).

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

          None.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit 1 - Company Proxy Statement dated May 8, 1996.+

          Exhibit 2 - Employment Agreement with Lewis E. Christman, Jr.+

          Exhibit 3 - Employment Agreement with Edward B. Alexander+

          Exhibit 4 - Consulting Agreement with Robert J. Martin+

          Exhibit 5 - Form of Mortgage, Assignment of Rents and Leases, Security
                      Agreement and Fixture Filing

          Exhibit 6 - Lease Agreement dated September 18, 1996 with CNL American
                      Properties Fund (incorporated by reference)

          Exhibit 7 - Form of Letter to Shareholders*

          Exhibit 8 - Press Release dated March 19, 1997*+

*    mailed to shareholders

+    to be filed by amendment

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 19, 1997                     FAMILY STEAK HOUSES OF FLORIDA, INC.





                                           By:/s/ Lewis E. Christman, Jr.
                                              ----------------------------------
                                              Lewis E. Christman, Jr., President
                                              and Chief Executive Officer

                              NOTICE OF WITHDRAWAL

                                       for

                             Shares of Common Stock
                                       of
                      Family Steak Houses of Florida, Inc.

--------------------------------------------------------------------------------
   THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M. NEW YORK CITY TIME ON FRIDAY, APRIL 4, 1997, UNLESS THE OFFER IS EXTENDED.
--------------------------------------------------------------------------------

This Notice of Withdrawal must be completed, signed, guaranteed by an eligible institution and returned to:

                        HARRIS TRUST COMPANY OF NEW YORK

By mail:                       By Overnight Courier:          By Hand:
Wall Street Station            77 Water Street, 4th Flr.      Receive Window
P.O. box 1023                  New York, NY  10005            77 Water Street
New York, NY  10268-1023                                      New York, NY 10005

                                  By Facsimile:
                             (212) 701-7636 or 7640

                To confirm receipt of your Notice of Withdrawal:
                                 (212) 701-7624

LADIES AND GENTLEMAN:
The undersigned hereby withdraws the following shares of common stock, par value $0.01 per share (the "Shares") of Family Steak Houses of Florida, Inc. a Florida corporation tendered to Bisco Industries, Inc., an Illinois corporation (the "Purchaser") pursuant to the Purchaser's offer to purchase up to 2,600,000 Shares at a price of $0.90 per Share, net to the tendering shareholder in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 6, 1997.

------------------------------------------------------------------------------------------------------------
                      DESCRIPTION OF SHARES TO BE WITHDRAWN
------------------------------------------------------------------------------------------------------------
Name(s) and Address(es) of Registered Holder(s)                      Certificate(s) Withdrawn
                                                              (Attach additional lists if necessary)
------------------------------------------------------ -----------------------------------------------------
                                                                         Total Number
                                                                         of  Shares        Number of
                                                       Certificate       Represented by    Shares
                                                       Number(s)         Certificate(s)    withdrawn *
------------------------------------------------------ ----------------- ----------------- -----------------

                                                       ----------------- ----------------- -----------------

                                                       ----------------- ----------------- -----------------

                                                       ----------------- ----------------- -----------------

                                                       ----------------- ----------------- -----------------

                                                       ----------------- ----------------- -----------------
                                                       Total Shares
------------------------------------------------------ ----------------- ----------------- -----------------

* Unless otherwise indicated, it will be assumed that all Shares represented by any certificates delivered to the Depositary are being withdrawn hereby
--------------------------------------------------------------------------------

If you have any questions, please call our information agent, Corporate Investor Communications, Inc. toll-free at (800) 932-8498

NEEDS TO BE SIGNED AND COMPLETED ON REVERSE SIDE

PLEASE COMPLETE AND SIGN THE BOX BELOW AND HAVE IT GUARANTEED BY AN ELIGIBLE INSTITUTION.

================================================================================
                                PLEASE SIGN HERE

Must be signed by the registered holder(s) exactly as name(s) appear(s) on certificate(s). If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer or a corporation or another person acting in a fiduciary or representative capacity, please set forth full title.

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                            Signature(s) of Owner(s)

Dated: ________________ , 1997

Name: __________________________________________________________________________
                                 (Please Print)
Capacity (full title):__________________________________________________________

Address:________________________________________________________________________
                               (Include zip code)

Area Code(s) and
Telephone Number(s) ____________________________________________________________

                            GUARANTEE OF SIGNATURE(S)

Name of Firm: ____________________________ _____________________________________

Authorized Signature: __________________________________________________________

Name: __________________________________________________________________________
                                 (Please Print)

Title: _________________________________________________________________________

Address:________________________________________________________________________
                               (Include zip code)

Area Code(s) and
Telephone Number(s) ____________________________________________________________

Dated: ________________ , 1997

================================================================================

If you have any questions, please call our information agent, Corporate Investor Communications, Inc. toll-free at (800) 932-8498